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                             February 28, 2023

       Calvin D. Smiley, Sr.
       Chief Executive Officer
       VECTOR 21 HOLDINGS, INC.
       9605 W. 49th Ave., #200
       Wheat Ridge, CO 80033

                                                        Re: VECTOR 21 HOLDINGS,
INC.
                                                            Amendment No. 1 to
Registration Statement on Form 10-12G
                                                            Filed February 13,
2023
                                                            File No. 000-56418

       Dear Calvin D. Smiley:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 11, 2023 letter.

       Amendment No. 1 to Registration Statement on Form 10-12G filed February 13, 2023

       Item 1: Description of Business
       Disposal of MBF Ops., page 2

   1. We note your response to comment 1 and partially reissue the comment. Please update your description of the
disposal with the amount and type of outstanding liabilities of
                                                        MBF Ops. Inc. at the
time of divestiture.
       Item 2: Financial Information
       Material Contracts, page 23

   2. Please revise to describe the convertible promissory note with Michael A. Littman. In this regard, we note that it
appears the description of the note included in your Form 10-12G filed December 15, 2022
was removed.
 Calvin D. Smiley, Sr.
VECTOR 21 HOLDINGS, INC.
February 28, 2023
Page 2
Item 10: Recent Sales of Unregistered Securities, page 40

3. We note the disclosure about the possibility that you did not have an exemption for the reorganization transactions and the resultant risks. Please provide clear disclosure throughout each place you discuss the reorganization, and add risk factor disclosures.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Knapp at 202-551-3805 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any other questions.



                                                            Sincerely,
FirstName LastNameCalvin D. Smiley, Sr.
                                                            Division of
Corporation Finance
Comapany NameVECTOR 21 HOLDINGS, INC.
                                                            Office of Real
Estate & Construction
February 28, 2023 Page 2
cc:       Christen Lambert
FirstName LastName